Exhibit 12.1
VECTOR GROUP LTD.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands, Except Ratios)
(Unaudited)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings as defined:
Pre-tax income	$89,168	$126,429	$107,705	$82,279	$60,720
Distributions from investees	39,431	24,793	7,152	6,568	6,262
Interest expense	137,766	111,272	96,236	146,787	147,084
(Income) loss in equity of affiliate	(20,630)	(2,446)	680	(7,243)	(26,051)
Interest portion of rental expense (1)	11,619	9,079	8,149	7,505	2,174
Total earnings	$257,354	$269,127	$219,922	$235,896	$190,189
Fixed charges as defined:
Interest expense	$137,766	$111,272	$96,236	$146,787	$147,084
Interest portion of rent expense (1)	11,619	9,079	8,149	7,505	2,174
Total fixed charges	$149,385	$120,351	$104,385	$154,292	$149,258
Ratio of earnings to fixed charges	1.72	2.24	2.11	1.53	1.27

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(1) One third of rent expense is the portion deemed representative of the interest factor.